SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02018431

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SEC FILE NUMBER
8- 18496

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AGF Investment Corp.

OFFICIAL USE ONLY
14056
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 N.W. Second Street
(No. and Street)

Evansville (City) Indiana (State) 47708 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. McManigal (812) 468-5588
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2600 (Address) Indianapolis (City) IN (State) 46204 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED FEB 28 2002

PROCESSED APR 15 2002 THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McManigal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGF Investment Corporation, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Vanderburgh County, Indiana

Exp 1-9-2008

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGF Investment Corp.
Audited Financial Statements and Schedule
December 31, 2001

Audited Financial Statements

Schedule

Internal Control Report

Ernst & Young

Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Auditors

The Board of Directors
AGF Investment Corp.

We have audited the accompanying balance sheets of AGF Investment Corp. (a wholly owned subsidiary of American General Finance, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AGF Investment Corp. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Indianapolis, Indiana
January 31, 2002

AGF Investment Corp.
Balance Sheets

	December 31, 2001	December 31, 2000
Assets		
Cash	$86,929	$73,919
Receivable from parent	-	217
Total assets	$86,929	$74,136
Liabilities and Shareholder's Equity		
Payable to parent	$ 909	$ -
Income taxes payable	2,264	1,281
Total liabilities	3,173	1,281
Shareholder's equity:		
Common stock, $100 par value; Authorized 1,000 shares; issued and outstanding 300 shares	30,000	30,000
Retained earnings	53,756	42,855
Total shareholder's equity	83,756	72,855
Total liabilities and shareholder's equity	$86,929	$74,136

See Notes to Financial Statements.

AGF Investment Corp.
Statements of Operations

	Years Ended December 31,	
	2001	2000
Revenues		
Commissions from affiliate	$22,582	$ -
Interest	910	920
Refund of dues and subscriptions	-	7,887
Total revenues	23,492	8,807
Expenses		
Dues and subscriptions	2,121	3,921
Professional services	2,000	2,000
Forms and stationery	329	329
Other	947	1,107
Total expenses	5,397	7,357
Income before provision for income taxes	18,095	1,450
Provision for Income Taxes	7,194	1,474
Net Income (Loss)	$10,901	$ (24)

See Notes to Financial Statements.

AGF Investment Corp.
Statements of Changes in Shareholder's Equity

	Years Ended December 31, 2001	2000
Common Stock		
Balance at beginning of year	$30,000	$30,000
Balance at end of year	30,000	30,000
Retained Earnings		
Balance at beginning of year	42,855	42,879
Net income (loss)	10,901	(24)
Balance at end of year	53,756	42,855
Total Shareholder's Equity	$83,756	$72,855

See Notes to Financial Statements.

AGF Investment Corp.
Statements of Cash Flows

	Years Ended December 31,	
	2001	2000
Cash Flows from Operating Activities		
Net income (loss)	$10,901	$ (24)
Reconciling adjustments:		
Change in income taxes payable	983	(219)
Change in payable to and receivable from parent	1,126	(12,605)
Change in prepaid expenses	-	4,000
Net cash provided by (used for) operating activities	13,010	(8,848)
Increase (decrease) in cash	13,010	(8,848)
Cash at beginning of year	73,919	82,767
Cash at end of year	$86,929	$73,919
Supplemental Disclosure		
Income taxes paid	$ 6,211	$ 1,500

See Notes to Financial Statements.

AGF Investment Corp.
Notes to Financial Statements
December 31, 2001

Note 1. Nature of Operations

AGF Investment Corp. (the Company, we or our) is a wholly owned subsidiary of American General Finance, Inc. (AGFI). AGFI is a wholly owned subsidiary of American General Corporation (American General) which is a wholly owned subsidiary of American International Group, Inc. (AIG). The Company was incorporated for the purpose of acting as a dealer or broker in the purchase and sale of securities and commodities. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. We are registered in 4 states. Effective December 15, 2000, we became an agent of the commercial paper issuance program of American General Finance Corporation, in which activity began in January 2001.

During 2000, we received a refund of dues and subscriptions as a result of our deregistration in several states.

AGFI provides certain services to the Company, without charge, including the use of physical assets and employees on a part-time basis. In 2001 and 2000, AGFI also provided insurance coverage to the Company, without charge, with an estimated value of $100 each year.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

We prepared our financial statements using accounting principles generally accepted in the United States. We made estimates and assumptions that affect amounts reported in our financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from our estimates. To conform to the 2001 presentation, we reclassified certain items in the prior period.

Revenue Recognition

Commissions are recorded on trade date basis as securities transactions occur.

Notes to Financial Statements, Continued

Note 3. Income Taxes

American General was acquired by AIG on August 29, 2001. For the year 2000, and the period January 1, 2001 to August 29, 2001, AGFI and all of its subsidiaries, including the Company, are included in a federal income tax return with American General and the majority of its subsidiaries. For the period August 30, 2001 to December 31, 2001, AGFI and the majority of its subsidiaries, including the Company, are included in a federal income tax return with AIG and the majority of its subsidiaries. We provide for federal income taxes as if filing a separate tax return, and pay such amounts to or receive such amounts from AGFI under a tax sharing agreement.

Components of provision for income taxes were as follows:

	Years Ended December 31,	
	2001	2000
Federal - current	$ 5,869	$ (13)
State	1,325	1,487
Total	$ 7,194	$ 1,474

There were no deferred tax assets or liabilities at December 31, 2001 and 2000.

Note 4. Transactions with Related Parties

AGFI and the Company provide services and pay expenses at various times for each others benefit. The payable to AGFI for these services and payments was $909 at December 31, 2001. The receivable from AGFI for these services and payments was $217 at December 31, 2000. No interest was charged for this payable or credited for this receivable.

Effective December 15, 2000, we became an agent of the commercial paper issuance program of AGFC, in which activity began in January 2001. Commissions received from AGFC were $22,582 in 2001.

Note 5. Capital Requirements

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires us to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. We had net capital, as defined, of $83,756 at December 31, 2001 and $72,855 at December 31, 2000 as compared to

its required net capital of $5,000 at each of those dates. Our ratio of aggregate indebtedness to net capital was .04 to 1 at December 31, 2001 and .02 to 1 at December 31, 2000.

Note 6. Exemption from Rule 15c3-3

Rule 15c3-3 includes practices and procedures for physical possession or control of securities, and maintenance of special reserves for the exclusive benefit of customers. We claim exemption to Rule 15c3-3 under subparagraph (k)(2)(A). The provisions of this Rule are not applicable to a broker or dealer:

> "...who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as 'Special Account for the Exclusive Benefit of Customers of AGF Investment Corp.'"

AGF Investment Corp.
Computation of Net Capital Under Rule 15c3-1

	December 31, 2001
Shareholder's equity	$83,756
Less: Other deductions	-
Net capital	83,756
Minimum net capital requirement	5,000
Net capital in excess of requirement	$78,756
Excess net capital at 1,000%	$83,438
Total aggregate indebtedness	$ 3,173
Ratio of aggregate indebtedness to net capital	0.04 to 1

Note: The above computation does not differ materially from the computation of net capital under rule 15c3-1 as of December 31, 2001 filed by AGF Investment Corp. on January 18, 2002 with the National Association of Security Dealers, Inc. in its Form X-17A-5.

Ernst & Young

Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

The Board of Directors
AGF Investment Corp.

In planning and performing our audit of the financial statements and schedule of AGF Investment Corp. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional

objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures refered to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Indianapolis, Indiana
January 31, 2002

AGF Investment Corp.

Audited Financial Statements and Schedule

December 31, 2001